UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

Commission File Number:  0-29928

PACIFIC NORTH WEST CAPITAL CORP.

(Translation of registrant’s name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___   Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes:  _____       No:  __X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___Pacific North West Capital Corp.__

Registrant

_____”Taryn Downing”____________

Taryn Downing (Corporate Secretary)

_____December 20, 2004____________

Date

Symbol: PFN-Toronto Stock Exchange / PAWEF- OTCBB

PACIFIC NORTH WEST CAPITAL CORP.    www.pfncapital.com

Pacific North West Capital Corp.

Toll free 1-800-667-1870

STOCK OPTIONS GRANTED

Vancouver, BC – November 5, 2004.  Pacific North West Capital Corp. (the “Company”) has granted 2,000,000 incentive stock options to employees, consultants, and insiders of the Company at the exercise price of $0.60 in years one, two and three and an exercise price of $0.70 in years four and five per common share for a period of five years.  The foregoing is subject to regulatory approval.

On behalf of the Board of Directors	Investor Relations Contact:
Toll Free: 1.800.667.1870 Facsimile: 604.685.8045 2303 West 41st Avenue, Vancouver, BC V6M 2A3
Harry Barr President and CEO	The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

November 5, 2004

Item 3: Press Release

A Press release dated and issued November 5, 2004 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Stock Options Granted.

Item 5: Full Description of Material Change

Pacific North West Capital Corp. (the “Company”) has granted 2,000,000 incentive stock options to employees, consultants, and insiders of the Company at the exercise price of $0.60 in years one, two and three and an exercise price of $0.70 in years four and five per common share for a period of five years.  The foregoing is subject to regulatory approval.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___November 5, 2004___________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

PACIFIC NORTH WEST CAPITAL CORP.

NEWS RELEASE

November 26, 2004

Toronto Stock Exchange: PFN

OTCBB: PAWEF

Toll Free 1-800-667-1870

www.pfncapital.com

PACIFIC NORTH WEST CAPITAL CORP. TO EARN 100% OF WEST TIMMINS PROJECT FROM FALCONBRIDGE LIMITED -TIMMINS, ONTARIO

Vancouver, Pacific North West Capital Corp. (PFN) is pleased to announce that it has entered into an agreement with Falconbridge Limited (Falconbridge) whereby it may earn up to a 100% interest in the West Timmins Project.  The West Timmins Project covers 355 square kilometres (87,720 acres) some 60kms west of Timmins, Ontario.  “The Timmins area has excellent infrastructure and an experienced workforce within a mining friendly environment”, says Harry Barr, President of PFN.

N
PFN
Landposition
Falconbridge's Montcalm Mine
Kidd Creek Metallurgical Complex
Highway 655
Timmins
Highway 101
Montcalm
Toronto
West Timmins Project
0 5 10 20 30 40
Kilometers
1:500,000

PFN’s exploration activities on the West Timmins project will be focussed on nickel and associated metals. Participation in nickel exploration projects is the natural progression for PFN and is compatible with PFN’s principal business of exploring for platinum group metals.

The West Timmins project is located adjacent to Falconbridge’s Montcalm project. The Montcalm deposit comprises an estimated resource of 7 million tonnes of nickel/copper sulphide, of which an estimated 5.1 million tonnes grading 1.46% nickel and 0.7% copper are in the measured and indicated category and are expected to support a mine life of 8.5 years (source Falconbridge). Ore from the Montcalm operation will be trucked to Kidd Metallurgical Site, a distance of approximately 90 km commencing early in 2005.

For the past several years PFN has focussed exclusively on platinum group metal exploration. For the past three years PFN has had one of the most aggressive platinum group metal exploration budgets in North America. Our exploration team, in addition to its expertise in platinum group metals, has considerable expertise in nickel exploration and now has the opportunity to partner with Falconbridge, providing a strategic link with a major mining and smelting partner in the Sudbury-Timmins Area.  “The West Timmins Nickel Project is an excellent opportunity to explore for nickel in one of Canada’s richest mining districts”. says Barr. The recently completed modifications to the Kidd Metallurgical Circuit to facilitate the treatment of nickel bearing material has generated additional exploration interest within this famous mining camp.

News Release

Pacific North West Capital Corp.

Under the terms of the Agreement PFN will spend $4 million over a 4 year period in order to vest with a 100% interest in the Project. Falconbridge, for its part, will retain a 2 % NSR and may, under certain circumstances, back in and earn up to a 65% interest by either completing a feasibility study or spending $20 million on a feasibility study whichever occurs first. Under the Agreement PFN will act as Project Operator effective January 1st, 2005.  Year 1 expenditures through December 31st, 2005 will total $750,000 and will include the flying of an AeroTEM survey, ground geophysical work and a follow-up drilling program. The AeroTEM airborne geophysical survey will cover the entire Montcalm Intrusion in an effort to delineate additional drill targets.  The survey is currently in progress.  The Qualified Person for this release is John Londry, P.Geo, VP Exploration Pacific North West Capital Corp.

About Pacific North West Capital

Pacific North West Capital Corp. (TSX.PFN, OTCBB: PAWEF) is an exploration company focused on the discovery of platinum group metals in North America. PFN is currently exploring the River Valley Project (joint ventured with Anglo American Platinum Corporation Limited "Anglo Platinum", the world's largest primary producer of platinum) and the Agnew Lake Project, currently under option to Anglo Platinum.  Anglo Platinum has committed over $15.8 million to the River Valley Project to date and may earn a 65% interest by funding it through to production.  In Alaska, PFN has a Joint Venture Agreement with Lonmin Plc, the world's third largest primary underground platinum group metal producer. Exploration by the Joint Venture in 2003 confirmed that Union Bay has potential to host significant accumulations of PGE mineralization. The Budget for the 2004 Union Bay Project is US $1.8 Million and will be 100% funded by Lonmin Plc. PFN is the Operator of all three projects.

On behalf of the Board of Directors	Investor Relations Contact:
Toll Free: 1.800.667.1870 Facsimile: 604.685.8045 2303 West 41st Avenue, Vancouver, BC V6M 2A3
Harry Barr President and CEO	The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

Pacific North West Capital Corp.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

November 26, 2004

Item 3: Press Release

A Press release dated and issued November 26, 2004 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Pacific North West Capital Corp. to Earn 100% of West Timmins Project from Falconbridge Limited.

Item 5: Full Description of Material Change

Vancouver, Pacific North West Capital Corp. (PFN) is pleased to announce that it has entered into an agreement with Falconbridge Limited (Falconbridge) whereby it may earn up to a 100% interest in the West Timmins Project.  The West Timmins Project covers 355 square kilometres (87,720 acres) some 60kms west of Timmins, Ontario.  “The Timmins area has excellent infrastructure and an experienced workforce within a mining friendly environment”, says Harry Barr, President of PFN.

PFN’s exploration activities on the West Timmins project will be focussed on nickel and associated metals. Participation in nickel exploration projects is the natural progression for PFN and is compatible with PFN’s principal business of exploring for platinum group metals.

The West Timmins project is located adjacent to Falconbridge’s Montcalm project. The Montcalm deposit comprises an estimated resource of 7 million tonnes of nickel/copper sulphide, of which an estimated 5.1 million tonnes grading 1.46% nickel and 0.7% copper are in the measured and indicated category and are expected to support a mine life of 8.5 years (source Falconbridge). Ore from the Montcalm operation will be trucked to Kidd Metallurgical Site, a distance of approximately 90 km commencing early in 2005.

For the past several years PFN has focussed exclusively on platinum group metal exploration. For the past three years PFN has had one of the most aggressive platinum group metal exploration budgets in North America. Our exploration team, in addition to its expertise in platinum group metals, has considerable expertise in nickel exploration and now has the opportunity to partner with Falconbridge, providing a strategic link with a major mining and smelting partner in the Sudbury-Timmins Area.  “The West Timmins Nickel Project is an excellent opportunity to explore for nickel in one of Canada’s richest mining districts”. says Barr. The recently completed modifications to the Kidd Metallurgical Circuit to facilitate the treatment of nickel bearing material has generated additional exploration interest within this famous mining camp.

Under the terms of the Agreement PFN will spend $4 million over a 4 year period in order to vest with a 100% interest in the Project. Falconbridge, for its part, will retain a 2 % NSR and may, under certain circumstances, back in and earn up to a 65% interest by either completing a feasibility study or spending $20 million on a feasibility study whichever occurs first. Under the Agreement PFN will act as Project Operator effective January 1st, 2005.  Year 1 expenditures through December 31st, 2005 will total $750,000 and will include the flying of an AeroTEM survey, ground geophysical work and a follow-up drilling program. The AeroTEM airborne geophysical survey will cover the entire Montcalm Intrusion in an effort to delineate additional drill targets.  The survey is currently in progress.  The Qualified Person for this release is John Londry, P.Geo, VP Exploration Pacific North West Capital Corp.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___November 26, 2004__________

Date

“Taryn Downing”

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity